UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 3, 2017

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew Third Quarter 2017 Trading Report”, dated November 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 3, 2017	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith & Nephew Third Quarter 2017 Trading Report

3 November 2017

Smith & Nephew plc (LSE:SN, NYSE:SNN) trading report for the third quarter ended 30 September 2017.

Highlights2

•	Q3 revenue was $1,152 million, up 3% on both a reported and underlying basis
•	Revenue growth was 1% in the Established Markets, with US up 2%
•	Emerging Markets up 9%, maintaining improved performance achieved in first half of 2017
•	Reconstruction revenue up 4%, with 6% growth in Knee Implants, continuing strong, market-beating performance, and Hip Implants up 1%, returning to growth
•	Advanced Wound Management revenue grew 2%, reflecting recovery in Bioactives offset by Wound Care
•	Full year outlook at the lower end of guidance range
•	Review of cost base initiated to further Simplify and Improve our Operating Model

Post-quarter events

•	Chief Executive Officer’s intention to retire by the end of 2018 announced
•	Agreement signed to acquire Rotation Medical, Inc., the developer of a novel tissue regeneration technology for shoulder rotator cuff repair

Commenting on Q3, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“I am pleased with what we have achieved so far in 2017, where our focus on execution is delivering improvements in performance. Of particular note is the sustained nature of the market-beating growth from our Knee Implants franchise and the strong Emerging Markets recovery across the year. We delivered 3% revenue growth in the quarter, in-line with guidance despite the recent natural disasters in the Americas delaying some procedures.

“After the quarter end we announced an agreement to acquire Rotation Medical. Its pioneering bioinductive implant is a novel tissue regeneration technology for shoulder repair that treats an unmet clinical need and is highly complementary to our leading Sports Medicine shoulder portfolio.

“Looking ahead, our focus on accelerating the top-line is unchanged and we are also starting the next stage in our continuing drive to improve efficiency across the Group. I am as determined as ever to keep pushing for further success, and to leave Smith & Nephew an even better company.”

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith & Nephew

Deborah Scott / Simon Conway	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s third quarter results will be held today at 8.00am GMT / 4.00am EDT, details of which can be found at www.smith-nephew.com/results.

Notes

1.	All numbers given are for the quarter and nine months ended 30 September 2017 unless stated otherwise.

2.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2016 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations, technologies and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

Forward calendar

The full year results will be released on 8 February 2018.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has more than 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊  Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Third quarter 2017 trading update

Our third quarter revenue was $1,152 million (2016: $1,119 million), an increase of 3% on an underlying basis and 3% on a reported basis. The divestment of the Gynaecology business in August 2016 reduced the reported growth rate by -1% and there was a 1% FX impact in the quarter.

There were 63 trading days in the quarter, the same as in Q3 2016.

Unless otherwise specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2016 period.

Consolidated revenue analysis for the third quarter

	30 September	1 October	Reported	Underlying	Acquisitions	Currency
	2017	2016	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	462	457	1	2	-2	1
Sports Medicine Joint Repair	153	140	9	8	-	1
Arthroscopic Enabling Technologies	144	147	-2	-3	-	1
Trauma & Extremities	120	122	-2	-2	-	-
Other Surgical Businesses(ii)	45	48	-6	6	-12	-

Reconstruction	368	351	5	4	-	1
Knee Implants	228	213	7	6	-	1
Hip Implants	140	138	2	1	-	1

Advanced Wound Management	322	311	3	2	-	1
Advanced Wound Care	186	185	-	-1	-	1
Advanced Wound Bioactives	86	80	7	7	-	-
Advanced Wound Devices	50	46	9	8	-	1

Total	1,152	1,119	3	3	-1	1

Consolidated revenue by geography
US	545	540	1	2	-1	-
Other Established Markets(iii)	412	401	3	-	-	3
Emerging Markets	195	178	9	9	-	-

Total	1,152	1,119	3	3	-1	1

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Reported growth reflects the divestment of the Gynaecology business in August 2016
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Regional performance for the third quarter

Revenue grew 1% in the Established Markets in the quarter. In the US, our largest market, we delivered 2% revenue growth, and revenue was flat across our Other Established Markets. In the Emerging Markets we delivered 9% revenue growth, continuing the improved performance built in the first half of 2017. The recent natural disasters in the Americas delayed some procedures and had a small negative impact on growth in the US and in affected Emerging Markets countries.  China continued to perform well and there was no tender activity in the Middle East in the quarter, as expected.

Franchise highlights for the third quarter

We delivered 8% revenue growth in Sports Medicine Joint Repair, with our shoulder repair portfolio driving strong customer demand, in particular outside of the US. During the quarter we announced a three year partnership with Imperial College London to develop enhanced surgical techniques relating to ligament function, biomechanics and soft tissue injuries of the knee, including the most common injuries of torn menisci and anterior cruciate ligament rupture.

In Arthroscopic Enabling Technologies revenue declined -3%, reflecting the continued softness in resection and legacy RF.  The roll-out of our new LENS◊ visualisation system and WEREWOLF◊ COBLATION◊  system started to offset these factors.

After the quarter end we announced our intention to acquire Rotation Medical Inc., the developer of a novel tissue regeneration technology for shoulder rotator cuff repair, for an initial cash consideration of $125 million and up to $85 million over the next five years, contingent on financial performance. Its bioinductive implant is highly complementary to our Sports Medicine portfolio, serving an unmet clinical need and providing a compelling new treatment option for our customers.

Performance in Trauma & Extremities, where revenue fell -2%, reflected the lack of tender activity in the Gulf States, as previously guided, and a strong comparator last year in the Emerging Markets. Our TRIGEN◊ INTERTAN◊ hip fracture system continued to perform strongly.

Our Other Surgical Businesses franchise delivered revenue growth of 6% in the quarter. We continue to make good progress expanding the indications for our NAVIO◊ Robotic Surgical System. During the quarter surgeons completed the world’s first robotics-assisted bi-cruciate retaining total knee replacement procedures. This new approach used NAVIO to implant the new JOURNEY◊ II XR (bi-cruciate retaining total knee system) currently in limited market release. This is the first and only bi-cruciate retaining robotics application commercially available. With this launch the NAVIO Surgical System now includes partial, total and bi-cruciate retaining knee applications.

We delivered 4% growth across Reconstruction in the quarter. Within this, our Knee Implants franchise continues to perform strongly, delivering 6% revenue growth, again better than the market growth rate. This was driven by our differentiated technologies VERILAST◊, the JOURNEY II Total Knee System and our ANTHEM◊ Total Knee System designed for the Emerging Markets, supported by new enhancements to the LEGION◊ Revision Knee System. Revenue from our Hip Implants franchise was up 1% as this franchise returned to growth driven by demand for our REDAPT◊ Revision System and POLARSTEM◊ Cementless Stem System.

In Advanced Wound Care overall revenue declined -1% as another quarter of strong growth in the US, led by ALLEVYN◊  LIFE, was offset by continued weakness in some European countries. During the quarter we announced a long-term partnership with the University of Hull to create one of the world’s largest Wound Care Research Clusters with the aim of developing scientific insights and innovative treatments. This includes the creation of eight PhD studentships and a programme of collaboration between Smith & Nephew’s new Hull Research & Development centre, opened earlier this year, and the University’s new Health Campus, which officially opens this month.

The Advanced Wound Bioactives franchise returned to growth in the quarter, with revenue up 7%.

This was in line with our expectations for SANTYL◊ to drive positive revenue growth in the second half of the year, and reflects the normal seasonality and stocking patterns for this product.

Advanced Wound Devices delivered good revenue growth of 8% in the quarter. This was led by our disposable negative pressure wound therapy (‘NPWT’) device PICO◊, which continued to perform strongly.

Strategic Priorities - Simplify and Improve our Operating Model

In 2011 we set five strategic priorities that have shaped a fundamental management and operational restructuring of the Group as a foundation to improving its growth and profit profile. These included a priority to Simplify and Improve our Operating Model.

As referenced last quarter, we have started the next stage in our continuing drive to realise further efficiencies and savings across the Group, building on our work to streamline from four independent silos to a single Group structure. The assessment phase is focused on identifying opportunities in the following areas:

•

Manufacturing, warehousing and distribution – reviewing the best configuration of our manufacturing portfolio to address future volumes,  opportunities to rationalise our product portfolio,  improvements to inventory management and ensuring we deliver products to customers as efficiently as possible

•	General & administrative expenses – making further back-office improvements across the Group
•	Sales force effectiveness – to improve efficiency without compromising customer support and service

We expect our action plans to be finalised in time for the year end results in February 2018, when we will provide full details including the expected savings and cost of this programme.

Outlook

We expect underlying revenue growth for the full year to be at the lower end of our guided range of 3-4%1.  Accordingly, we expect trading profit margin improvement for the full year to also to be at the lower end of the guided range of 20-70bps.

We continue to expect the 2017 tax rate on trading results for the full year to be around 22%, which includes a one-off benefit received in H1 2017.

[1]	We expect reported revenue growth rates to be 50bps lower than underlying growth rates reflecting the impacts of the disposal of GYN and foreign exchange based on 31 October 2017 rates.

Consolidated revenue analysis for nine months to 30 September 2017

	30 September	1 October	Reported	Underlying	Acquisitions	Currency
	2017	2016	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Sports Medicine, Trauma & Other	1,407	1,412	-	3	-3	-
Sports Medicine Joint Repair	454	428	6	7	-	-1
Arthroscopic Enabling Technologies	448	463	-3	-3	-	-
Trauma & Extremities	367	355	3	3	-	-
Other Surgical Businesses(ii)	138	166	-16	8	-24	-

Reconstruction	1,160	1,129	3	3	-	-
Knee Implants	718	685	5	5	-	-
Hip Implants	442	444	-	-	-	-

Advanced Wound Management	920	906	1	2	-	-1
Advanced Wound Care	532	533	-	1	-	-1
Advanced Wound Bioactives	245	245	-	-	-	-
Advanced Wound Devices	143	128	11	12	-	-1

Total	3,487	3,447	1	3	-1	-1

Consolidated revenue by geography
US	1,682	1,685	-	2	-2	-
Other Established Markets(iii)	1,233	1,251	-1	-	-	-1
Emerging Markets	572	511	12	11	-	1

Total	3,487	3,447	1	3	-1	-1

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Reported growth reflects the divestment of the Gynaecology business in August 2016
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand